Filed Pursuant to Rule 433
Registration No. 333-126428
June 1, 2006
Related to Preliminary Prospectus dated May 15, 2006
Town Sports International Holdings, Inc.
On June 1 , 2006, the issuer, Town Sports International Holdings, Inc., filed Amendment No. 4 to its Registration Statement on Form S-1 to update certain disclosure that had been provided in its Preliminary Prospectus dated May 15, 2006. The information below further updates the disclosure that had been provided in the Preliminary Prospectus included in Amendment No. 4 to the Registration Statement.

Common Stock offered by the Company:	7,650,000 shares

Price:	$13.00 per share

Selling Stockholders:	1,300,000 shares held by the Canterbury Entities will be sold directly to the Farallon Entities for $12.09 per share, the same price at which the underwriters are purchasing shares from us

Dilution:	$16.27 based on the initial public offering price of $13.00 per share

Use of Proceeds:	Approximately $90.1 million of net proceeds to the Company from this offering, together with cash on hand of approximately $54.4 million, will be used to:

• consummate the tender offer for up to $85.0 million aggregate principal amount of TSI, Inc.’s senior notes;

• redeem up to 35% of our senior discount notes; and

• pay related fees, premiums and expenses.

On a pro forma basis after giving effect to this offering and our application of the net proceeds therefrom, our cash and cash equivalents and consolidated debt as of March 31, 2006 would have been approximately $15.3 million and $282.8 million, respectively.

The indenture governing our senior discount notes permits us to use the net cash proceeds from this offering to redeem up to 35% of the original principal amount of our senior discount notes. Also, under TSI, Inc.’s credit facility, we are required to maintain a minimum amount of unrestricted cash on hand. The pro forma information that we present in this prospectus assumes that we will redeem 30% of the original principal amount of our senior discount notes. This represents the largest amount of the original principal amount of our senior discount notes that could be redeemed as of March 31, 2006 with the remaining net cash proceeds from this offering after using a portion of our cash on hand as of March 31, 2006 and a portion of our net proceeds from this offering to consummate the tender offer for TSI, Inc.’s senior notes and paying related fees and expenses. To the extent we can consummate the tender offer using additional cash on hand as of the date of consummation in lieu of the net proceeds from this offering, we will then use such net proceeds toward the redemption of our senior discount notes up to the 35% maximum redeemable percentage.

Summary Consolidated Financial Data (in thousands, except share data)

Pro forma
Twelve Months
Ended
March 31, 2006

Statement of Operations Data:
Net Income	$7,627
Net Income attributed to common stockholders	$7,627

Earnings (loss) per share:
Basic	$0.29
Diluted	$0.29

Balance Sheet Data:
Long-term debt, including current installments	$282,816
Total stockholders’ deficit	($34,459)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.

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